As filed with the Securities and Exchange Commission on December 15, 2006

                                                                           333-139305

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

AEON CO., LTD.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
JAPAN
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[  ] immediately upon filing
[  ] on (date) at (time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 2-99345).

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit 1 to this Post Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 7 and 12
(iii) The collection and distribution of dividends	Articles number 8 and 13
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 7
(v) The sale or exercise of rights	Articles number 4 and 8
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 8 and 11
(vii) Amendment, extension or termination of the deposit agreement	Articles number 13
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 2
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 1, 3, 11, 15, and 16
(x) Limitation upon the liability of the depositary	Articles number 4, 5, 10 and 12

Item - 2.

Available Information

Public reports furnished by issuer	Article number 7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

1.

Form of Deposit Agreement  - The Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of Receipt itself. – Previously Filed.

4.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

5.

Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 15, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Common Stock, Par Value of 50 Yen each, of AEON CO., LTD.

By:

The Bank of New York,
 As Depositary

By: /s/ Donald P. Glock

Name:  Donald P. Glock

Title:    Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.